August 31, 2005

Ms. Michele Gohlke
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	SonoSite, Inc.
Form 10-K for the year ended December 31, 2004
File No. 000-23791

Dear Ms. Gohlke:

This letter is a supplemental response to our letter to you dated June 8, 2005 in connection with your review and comments of our filing referenced above.

Request for additional information

Tara Harkins, staff accountant with the SEC Division of Corporate Finance, verbally requested additional information with respect to our response to comment number 7 in your May 9, 2005 letter to us.  She requested that we provide, on a quarterly basis, the following information:

•	The separate components of income (loss) before income tax expense (benefit) as either domestic or foreign; and
•	The amounts applicable to U.S. federal income taxes, foreign income taxes, and to other income taxes stated separately for each major component of income tax expense.

Response to request for additional information

The following tables segregate income (loss) before taxes between domestic and foreign jurisdictions (in thousands):

Fiscal year 2001

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Domestic	$(6,332)	$(4,757)	$(2,115)	$(2,536)
Foreign	(393)	(276)	(149)	149

	$(6,725)	$(5,033)	$(2,264)	$(2,387)

Fiscal year 2002

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Domestic	$(3,107)	$(1,375)	$(1,382)	$2,214
Foreign	(564)	(1,115)	(1,057)	(1,345)

	$(3,671)	$(2,490)	$(2,439)	$869

Fiscal year 2003

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Domestic	$(1,533)	$518	$1,309	$4,731
Foreign	(1,031)	(1,815)	(1,470)	(2,493)

	$(2,564)	$(1,297)	$(161)	$2,238

Fiscal year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Domestic	$(85)	$2,807	$4,149	$4,171
Foreign	(1,315)	(2,871)	(2,565)	(631)

	$(1,400)	$(64)	$1,584	$3,540

Fiscal year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Domestic	$1,808	$(4,355)
Foreign	(419)	1,349

	$1,389	$(954)

The following tables segregate income tax expense (benefit) between domestic and foreign jurisdictions (in thousands):

•	For fiscal years 2001-2003, the Company recorded no domestic or foreign income tax expense or benefit.
Fiscal year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Domestic	$--	$--	$169	$(19,481)
Foreign	--	--	--	--

	$--	$--	$169	$(19,481)

Fiscal year 2005

	1st Qtr	2nd Qtr

Domestic	$664	$(954)
Foreign	--	--

	$664	$(954)

*   *   *   *

The Company hereby makes the following acknowledgements to the Securities and Exchange Commission (the "Commission") in connection with its response to the Commission's comments on the Company's Form 10-K for the year ended December 31, 2004 (File No. 000-23791) (the "10-K"):

        1.      The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

        2.      Neither the comments of the Commission and its staff nor any changes in disclosure made by the Company in response to the comments of the Commission and its staff foreclose the Commission from taking any action with respect to the filing;

        3.      The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about our responses to your comments, you may contact me or Bob Belknap, our Director of Finance, at (425) 951-1200.

Sincerely,

/S/ Michael J. Schuh

Michael J. Schuh
Chief Financial Officer
SonoSite, Inc.